Exhibit 99.2

MDxHealth Reports Q1-2025 Results

Year-over-year Q1 revenues increase by 22% to $24.3 million

71% year-over-year improvement in adjusted EBITDA in first quarter

Conference call with Q&A today at 4:30 PM ET / 22:30 CET

IRVINE, CA, and HERSTAL, BELGIUM – May 14, 2025 (GlobeNewswire) – MDxHealth SA (NASDAQ: MDXH) (the “Company” or “mdxhealth”), a leading precision diagnostics company, today announced its financial results for the first quarter ended March 31, 2025.

Michael K. McGarrity, CEO of mdxhealth, commented: “mdxhealth delivered a strong first quarter, marked by our 16th consecutive quarter of 20% or greater revenue growth, fueled by continued execution by our team and strong demand for our precision diagnostics. Our expanded test menu continues to gain traction, and our commercial team is successfully increasing penetration in the urology market we serve. Based on the strength of our business and our solid execution, we are reiterating our 2025 revenue guidance of $108-110 million, and expect to reach adjusted EBITDA profitability in the second quarter of 2025.”

Key highlights for the first quarter of 2025:

●	Revenue of $24.3 million, an increase of 22% over prior year period

●	Adjusted EBITDA of ($1.3) million, a 71% improvement over prior year period

●	Tissue-based (Confirm mdx and GPS) test volume of 12,677, an increase of 41% over prior year period

●	Liquid-based (Select mdx, Resolve mdx, Germline) test volume of 11,530, an increase of 9% over prior year period

●	Quarter-end cash and cash equivalents balance of $65.7 million

Financial review for the quarter ended March 31, 2025

	Quarter Ended March 31
USD in thousands (except per share data) Unaudited	2025	2024	% Change
Revenue	24,292	19,834	22%
Cost of goods	(8,788)	(7,771)	13%
Gross Profit	15,504	12,063	29%
Operating expenses	(20,092)	(18,667)	8%
Operating loss	(4,588)	(6,604)	(31)%
Net loss	(9,209)	(8,511)	8%
Adjusted EBITDA*	(1,331)	(4,537)	(71)%
Basic and diluted loss per share	(0.19)	(0.31)	(39)%

*	A reconciliation of IFRS to non-IFRS financial measures has been provided in the tables included in this press release. An explanation of these measures is also included below under the heading “Non-IFRS Disclosure”

Revenue increased 22% to $24.3 million compared to $19.8 million for the prior year period. Tissue-based tests accounted for 85% and 79% of total first quarter 2025 and 2024 revenue, respectively.

Gross profit increased 29% to $15.5 million compared to $12.1 million for the prior year period. Gross margins were 63.8% compared to 60.8% for the prior year period, an improvement of 3.0 percentage points primarily attributed to our test mix.

Operating expenses increased 8% to $20.1 million compared to $18.7 million for the prior year period, primarily driven by increases in clinical trials expenses, stock-based compensation, and overall scale.

Net loss increased 8% to $9.2 million compared to $8.5 million for the year period, primarily driven by non-cash fair value adjustments of $2.5 million. Excluding these non-cash fair value adjustments, our net loss would have decreased 17% to $6.7 million.

Adjusted EBITDA was ($1.3) million, an improvement of 71% compared to ($4.5) million for the same period last year.

A reconciliation of IFRS to non-IFRS financial measures has been provided in the tables included in this press release. An explanation of these measures is also included below under the heading “Non-IFRS Disclosure.”

Cash and cash equivalents as of March 31, 2025, were $65.7 million.

Subsequent Events

On April 29, 2025, mdxhealth made its 2024 earnout payment to Exact Sciences in the amount of $28.0 million. After taking into account this earnout payment, our pro-forma cash balance as of March 31, 2025, would have been $37.7 million.

Conference Call

Michael K. McGarrity, Chief Executive Officer and Ron Kalfus, Chief Financial Officer, will host a conference call and Q&A session today at 4:30 PM EST / 22:30 CET. The call will be conducted in English and a replay will be available for 30 days.

To participate in the conference call, please select your phone number below:

United States: 1- 844-825-9789

Belgium: 0800 38 961

The Netherlands: 0800 94 94 506

United Kingdom: 0808 238 9064

Conference ID: 10199102

Webcast: https://viavid.webcasts.com/starthere.jsp?ei=1716341&tp_key=092e4b795e

To ensure a timely connection, it is recommended that users register at least 10 minutes prior to the scheduled start time.

About mdxhealth

Mdxhealth is a leading precision diagnostics company that provides actionable molecular information to personalize patient diagnosis and treatment. The Company’s tests are based on proprietary genomic, epigenetic (methylation) and other molecular technologies and assist physicians with the diagnosis and prognosis of urologic cancers and other urologic diseases. The Company’s U.S. headquarters and laboratory operations are in Irvine, California, with additional laboratory operations in Plano, Texas. European headquarters are in Herstal, Belgium. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

Non-IFRS Disclosure

In addition to the Company’s financial results determined in accordance with IFRS, the Company provides adjusted EBITDA, a non-IFRS measure that the Company determines to be useful in evaluating its operating performance. The Company defines adjusted EBITDA as net loss less interest expense, depreciation and amortization of intangible assets, share-based compensation, fair-value adjustments, debt extinguishment costs, amendments related to the Exact Sciences earnout, income tax benefit (expense), and other financial and non-cash expenses. Management believes that presentation of non-IFRS financial measures provides useful supplemental information to investors and facilitates the analysis of the Company’s core operating results and comparison of operating results across reporting periods. The Company uses this non-IFRS financial information to establish budgets, manage the Company’s business, and set incentive and compensation arrangements. However, non-IFRS financial information is presented for supplemental information purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. For example, non-IFRS adjusted EBITDA excludes a number of expense items that are included in net loss. As a result, positive adjusted EBITDA may be achieved while a significant net loss persists. The Company’s presentation of expected non-IFRS adjusted EBITDA is a forward-looking statement about the Company’s future financial performance. This non-IFRS measure includes adjustments like share-based compensation, debt extinguishment costs, fair-value adjustments related to contingent considerations that are difficult to predict for future periods because the nature of the adjustments pertain to events that have not yet occurred. Additionally, management does not forecast many of the excluded items for internal use. Information reconciling forward-looking non-IFRS measures to IFRS measures is therefore not available without unreasonable effort and is not provided. The occurrence, timing, and amount of any of the items excluded from IFRS to calculate non-IFRS could significantly impact the Company’s IFRS results.

Forward-Looking Statement: This press release contains forward-looking statements and estimates with respect to the anticipated future performance of MDxHealth and the market in which it operates, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “potential,” “expect,” “will,” “goal,” “next,” “potential,” “aim,” “explore,” “forward,” “future,” and “believes” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding expected future operating results; our strategies, positioning, resources, capabilities and expectations for future events or performance; and the anticipated benefits of our acquisitions, including estimated synergies and other financial impacts. Such statements and estimates are based on assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable but may not prove to be correct. Actual events are difficult to predict, may depend upon factors that are beyond the company’s control, and may turn out to be materially different. Examples of forward-looking statements include, among others, statements we make regarding expected future operating results, product development efforts, our strategies, positioning, resources, capabilities and expectations for future events or performance. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully and profitably market our products; the acceptance of our products and services by healthcare providers; our ability to achieve and maintain adequate levels of coverage or reimbursement for our current and future solutions we commercialize or may seek to commercialize; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; our ability to obtain and maintain regulatory approvals and comply with applicable regulations; timing, progress and results of our research and development programs; the period over which we estimate our existing cash will be sufficient to fund our future operating expenses and capital expenditure requirements; our ability to remain in compliance with financial covenants made to and make scheduled payments to our creditors; the possibility that the anticipated benefits from our business acquisitions like our acquisition of the Oncotype DX® GPS prostate cancer business will not be realized in full or at all or may take longer to realize than expected; and the amount and nature of competition for our products and services. Other important risks and uncertainties are described in the Risk Factors sections of our most recent Annual Report on Form 20-F and in our other reports filed with the Securities and Exchange Commission. MDxHealth expressly disclaims any obligation to update any such forward-looking statements in this release to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based unless required by law or regulation. This press release does not constitute an offer or invitation for the sale or purchase of securities or assets of MDxHealth in any jurisdiction. No securities of MDxHealth may be offered or sold within the United States without registration under the U.S. Securities Act of 1933, as amended, or in compliance with an exemption therefrom, and in accordance with any applicable U.S. securities laws.

NOTE: The mdxhealth logo, mdxhealth, Confirm mdx, Select mdx, Resolve mdx, Genomic Prostate Score, GPS and Monitor mdx are trademarks or registered trademarks of MDxHealth SA. The GPS test was formerly known as and is frequently referenced in guidelines, coverage policies, reimbursement decisions, manuscripts and other literature as Oncotype DX Prostate, Oncotype DX GPS, Oncotype DX Genomic Prostate Score, and Oncotype Dx Prostate Cancer Assay, among others. The Oncotype DX trademark, and all other trademarks and service marks, are the property of their respective owners.

MDxHealth SA and Subsidiaries

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

	Three Months Ended March 31,
In thousands of $ (except per share amounts)	2025	2024

Revenues	$24,292	$19,834
Cost of sales (exclusive of amortization of intangible assets)	(8,788)	(7,771)
Gross profit	15,504	12,063
Research and development expenses	(2,499)	(2,164)
Selling and marketing expenses	(9,821)	(10,028)
General and administrative expenses	(5,842)	(5,359)
Amortization of intangible assets	(1,322)	(1,125)
Other operating (expense) income, net	(608)	9
Operating loss	(4,588)	(6,604)
Financial income	692	1,371
Financial expenses	(5,176)	(3,278)
Loss before income tax	(9,072)	(8,511)
Income tax	(137)	–
Loss for the period	$(9,209)	$(8,511)

Loss per share attributable to parent
Basic and diluted	$(0.19)	$(0.31)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Thousands of $	March 31, 2025	December 31, 2024
ASSETS
Non-current assets
Goodwill	$35,926	$35,926
Intangible assets	39,270	40,592
Property, plant and equipment	4,328	4,363
Right-of-use assets	8,199	8,617
Financial assets	777	936
Total non-current assets	88,500	90,434

Current assets
Inventories	3,326	3,869
Trade receivables	15,542	14,440
Prepaid expenses and other current assets	1,793	1,788
Cash and cash equivalents	65,672	46,798
Total current assets	86,333	66,895
TOTAL ASSETS	$174,833	$157,329

EQUITY
Share capital	$214,670	$214,670
Issuance premium	153,177	153,177
Accumulated deficit	(378,724)	(369,515)
Share-based compensation	17,515	17,124
Translation reserve	(670)	(615)
Total equity	5,968	14,841

LIABILITIES
Non-current liabilities
Loans and borrowings	75,368	50,967
Lease liabilities	7,056	7,413
Other non-current financial liabilities	43,281	41,445
Total non-current liabilities	125,705	99,825

Current liabilities
Loans and borrowings	162	324
Lease liabilities	1,392	1,360
Trade payables	7,552	8,001
Other current liabilities	6,474	6,567
Other current financial liabilities	27,580	26,411
Total current liabilities	43,160	42,663
Total liabilities	168,865	142,488
TOTAL EQUITY AND LIABILITIES	$174,833	$157,329

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

Thousands of $	Three Months Ended March 31,
For the years ended December 31	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Operating loss	$(4,588)	$(6,604)
Depreciation	925	775
Amortization of intangible assets	1,322	1,125
Share-based compensation	391	168
Other non-cash transactions	619	(1)
Cash used in operations before working capital changes	(1,331)	(4,537)

Decrease (+) / increase (-) in inventories	543	(265)
Increase (-) in receivables	(1,107)	(1,392)
Decrease (-) / increase (+) in payables	(737)	679
Net cash outflow from operating activities	(2,632)	(5,515)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(476)	(220)
Acquisition and generation of intangible assets	–	(544)
Interests received	489	146
Net cash outflow from investing activities	13	(618)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loan obligation, net of fees	24,250	–
Repayment of loan obligation	(162)	(160)
Payment of lease liability	(516)	(475)
Payment of interest	(1,959)	(947)
Other financial expenses	(127)	(170)
Net cash (outflow) / inflow from financing activities	21,486	(1,752)

Net increase (+) / decrease (-) in cash and cash equivalents	18,867	(7,885)

Cash and cash equivalents at beginning of period	46,798	22,380
Effect on exchange rate changes	7	(1)
Cash and cash equivalents at end of period	$65,672	$14,494

UNAUDITED RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

	Three Months Ended March 31,
In thousands of $ (except per share amounts)	2025	2024

IFRS net loss	$(9,209)	$(8,511)
Amortization of intangible assets	1,322	1,125
Depreciation expense	925	775
Share-based compensation expense	391	168
Interest expense, net	1,859	1,218
Income tax expense	137	–
Fair value adjustments (1)	2,547	519
Other adjustments (2)	697	169
Adjusted EBITDA	$(1,331)	$(4,537)

1)	Primarily related to GPS contingent consideration, Exact Sciences 5-year warrants, and option to pay Exact Sciences earnout in shares
2)	Bank fees and other non-cash expenses

For more information:

info@mdxhealth.com

LifeSci Advisors (IR & PR)

John Fraunces

Managing Director

Tel: +1 917 355 2395

Jfraunces@lifesciadvisors.com

ir@mdxhealth.com